BB

2-3-6

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49713

RECEIVED MAR 0 4 2002 340 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PARKER FINANCIAL CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 SMITH ROAD
(No. and Street)

NANUET, NEW YORK 10954
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM HESSE (845) 627-1004
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREINER & BODIAN, LLP
(Name — *if individual, state last, first, middle name*)

425 BROAD HOLLOW ROAD, SUITE 416, MELVILLE, NEW YORK 11747
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BB 3/19

OATH OR AFFIRMATION

I, WILLIAM HESSE, swear (or affirm) best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to PARKER FINANCIAL CORP.

DECEMBER 31, 2001, 19X, are true and correct. I further swear (or affirm) that neither t nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified sol a customer, except as follows:

Signature

President

Title

Notary Public

RALPH G. RIVERSO
Notary Public, State of New York
No. 44-8589145
Qualified in Rockland County
Commission Expires 1/31/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to met solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the pre

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BREINER & BODIAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

February 22, 2002

Parker Financial Corp.
Montebello, New York

Gentlemen:

We have examined the Financial Report of Parker Financial Corp. as required by the National Association of Securities Dealers as of December 31, 2001. and have issued a report thereon dated February 22, 2002. As per of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2001 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2001 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
February 22, 2002

BREINER & BODIAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

To the Board of Directors of
Parker Financial Corp
Montebello, New York

Gentlemen:

We have audited the balance sheet of Parker Financial Corp. as of December 31, 2001 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Parker Financial Corp. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and the rules of the Securities and Exchanges Commission.

Also, we have examined the supplementary schedules on pages 7 and 8 and in our opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
February 22, 2002

PARKER FINANCIAL CORP.

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

Current Assets:	
Cash	$ 33,301
Due from Broker - Clearance Account	59,981
Securities	90,276
	183,558
Fixed Assets:	44,998
Accumulated Amortization	32,047
	12,951
Other Assets:	
Deposits	24,013
Investments	3,300
Organization Costs	6,900
Deferred Taxes	82,050
	116,263
	$312,772

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Accrued Expenses	$ 9,958
Stockholders' Equity:	
Common Stock at Par Value, 100 Shares Issued	100
Additional Paid in Capital	881,900
Retained Earnings	(484,186)
Treasury Stock	(115,000)
	302,814
	$312,772

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Revenue:	
Commission Income	$100,031
Interest Income	2,897
Dividend Income	6,012
Trading Profit	119,542
Other Income	18,912
	247,394
Expenses:	
Clearing Fees	54,325
Regulatory Fees	2,210
Salaries	170,343
Communication	80,569
Professional Fees	51,505
Office	2,908
Rent	24,728
Insurance	38,878
Miscellaneous	2,825
Taxes	362
Amortization	2,880
Deprecation	5,329
	436,862
Net (Loss)	(189,468)
Deficit: Beginning of Year	(274,718)
Deficit: End of Year	$(464,186)

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net (Loss)	$(189,468)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and Amortization	8,209
(Decrease) in Due to Broker	(227,219)
(Decrease)in Accrued Expenses	(52,024)
Decrease in Securities	477,770
Decrease in Deferred Taxes	10,900
Net cash provided by operating activities	28,168
Net Increase in Cash	28,168
Cash Balance Beginning	5,133
Cash Balance Ending	$ 33,301

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid in Capital	Deficit	Treasury Stock
Beginning Balance	100	$881,900	$(274,718)	$(115,000)
Net (Loss)	-	-	(189,468)	-
Ending Balance	100	$881,900	$(464,186)	$(115,000)

PARKER FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

Parker Financial Corp. (The Company), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.. The company acts as an introducing broker and is engaged in proprietary trading of securities. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis.

Securities are valued at market value. Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Fixed assets are depreciated over their estimated useful lives using the straight-line method.

Deferred taxes have been provided under the liability method. The deferred tax asset is determined based upon the estimated future tax effects of net operating loss carryovers as measured by the current enacted rates.

NOTE 2 - CONTINGENT LIABILITIES: Under an agreement with its clearing broker the Company is contingently liable for:
-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.
-Failures of a customer of the company to meet any margin call or any maintenance call.
-The purchase of customers until actual and complete payment has been received by the clearing broker.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2001, the Company had net capital of $153,983, which exceeded its requirement of $100,000 by $53,983.

PARKER FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 4 - INCOME TAXES

Provision for deferred taxes has been made for the December 2000 net operating loss. As of December 31, 2001, it is not reasonably certain that the net operating loss will be realized in future years. Therefore, no additional deferral has been calculated.

NOTE 5 - COMMITMENT:

The Company has an agreement to lease office space under an operating lease expiring on December 31, 2002.

One Year	**$14,400.00**

SUPPLEMENTARY INFORMATION

PARKER FINANCIAL CORP.

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001

Computation of Net Capital:

1.	Total Ownership Equity	$302,814
2.	Less: Ownership Equity not allowed for Net Capital	129,414
		173,400
3.	Less: Haircuts on Securities	19,417
4.	Net Capital	$153,983

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - 6 2/3% Aggregate Indebtedness)	$ 664
2.	Minimum Dollar Net Capital	100,000
3.	Net Capital Requirement	100,000
4.	Net Capital	153,983
5.	Excess Net Capital	$ 53,983

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 9,958
7.	Non Aggregate Indebtedness	-
		$ 9,958

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2001

Audited Net Capital	$153,983
Net Capital per Focus Part IIA	157,118
Difference	3,135
Accrued Expenses	3,000
Haircuts	135
	$ 3,135

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

FINANCIAL STATEMENTS
&
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001